Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED

FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2021

SHANGHAI, August 18, 2021 — Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH), a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors, today announced its unaudited financial results for the second quarter of 2021.

SECOND QUARTER 2021 FINANCIAL HIGHLIGHTS

•	Net revenues for the second quarter of 2021 were RMB899.4 million (US$139.3 million), a 20.3% increase from the corresponding period in 2020 due to increased one-time commissions as well as recurring service fees.

(RMB millions, except percentages)	Q2 2020	Q2 2021	YoY Change
Wealth management	542.8	625.6	15.3%
Asset management	181.6	256.3	41.1%
Other businesses	23.0	17.5	(23.9)%
Total net revenues	747.4	899.4	20.3%

•	Income from operations for the second quarter of 2021 was RMB335.4 million (US$51.9 million), a 5.0% increase from the corresponding period in 2020.

(RMB millions, except percentages)	Q2 2020	Q2 2021	YoY Change
Wealth management	196.6	176.7	(10.1)%
Asset management	100.8	172.8	71.4%
Other businesses	22.1	(14.1)	N.A.
Total income from operations	319.5	335.4	5.0%

•	Net income attributable to Noah shareholders for the second quarter of 2021 was RMB305.5 million (US$47.3 million), a 2.0% increase from the corresponding period in 2020.

•	Non-GAAP[1] net income attributable to Noah shareholders for the second quarter of 2021 was RMB337.0 million (US$52.2 million), a 7.5% increase from the corresponding period in 2020.

SECOND QUARTER 2021 OPERATIONAL UPDATES

Wealth Management Business

We offer investment products and provide value-added services to high net worth investors in China and overseas for our wealth management business. Noah primarily distributes private equity, private secondary, mutual funds and other products denominated in RMB and other currencies.

1  Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, non-recurring share-based settlement expenses and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

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•	Total number of registered clients as of June 30, 2021 was 397,235, a 19.6% increase from June 30, 2020, and a 3.4% increase from March 31, 2021.

•	Total number of active clients[2] which excluded mutual fund-only clients during the second quarter of 2021 was 4,676, a 38.9% increase from the second quarter of 2020, and a 25.8% decrease from the first quarter of 2021. Counting in mutual fund-only clients, the total number of clients who transacted with us during the second quarter of 2021 was 20,290, a 38.0% increase from the second quarter of 2020, and a 27.1% decrease from the first quarter of 2021.

•	Aggregate value of investment products distributed during the second quarter of 2021 was RMB25.0 billion (US$3.9 billion), a 16.6% increase from the second quarter of 2020.

	Three months ended June 30,
	2020		2021

Product type	(RMB in billions, except percentages)
Private equity products	2.5	11.9%	6.5	25.9%
Private secondary products[3]	7.2	33.4%	7.7	30.8%
Mutual fund products	10.8	50.4%	9.4	37.5%
Other products[4]	0.9	4.3%	1.4	5.8%
All products	21.4	100.0%	25.0	100.0%

•	Coverage network in mainland China covers 81 cities as of June 30, 2021, compared with 78 cities as of June 30, 2020 and 82 cities as of March 31, 2021.

•	Number of relationship managers was 1,268 as of June 30, 2021, a 6.0% increase from June 30, 2020, and a 1.8% increase from March 31, 2021. The turnover rate of core “elite” relationship managers was 1.7%, compared with 1.4% as of June 30, 2020.

Asset Management Business

Our asset management business is conducted through Gopher Asset Management Co., Ltd. (“Gopher Asset Management”), a leading multi-asset manager in China with overseas offices in Hong Kong and the United States. Gopher Asset Management develops and manages assets ranging from private equity, real estate, public securities to multi-strategy investments denominated in RMB and other currencies.

•	Total assets under management as of June 30, 2021 were RMB155.9 billion (US$24.1 billion), a 1.2% increase from March 31, 2021 and a 2.2% decrease from June 30, 2020.

2  “Active clients” for a given period refers to registered high net worth investors who purchase investment products distributed or provided by Noah during that given period, excluding clients who transacted only on our online mutual fund platform.

3  “Private secondary products” refers to privately raised investment products that invest in publicly traded securities, and “mutual fund products” refers to publicly raised investment products that invest in publicly traded securities, and these two were previously combined as “public securities products”.

4  “Other products” refers to other investment products, which includes insurance products, multi-strategies products and others.

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Investment type	As of March 31, 2021		Growth	Distribution/ Redemption	As of June 30, 2021

	(RMB billions, except percentages)
Private equity	121.9	79.1%	5.8	-	127.7	81.9%
Public securities[5]	10.5	6.8%	1.5	0.9	11.1	7.1%
Real estate	10.7	7.0%	-	0.5	10.2	6.6%
Multi-strategies	5.9	3.8%	0.1	0.5	5.5	3.5%
Others	5.1	3.3%	-	3.7	1.4	0.9%
All Investments	154.1	100.0%	7.4	5.6	155.9	100.0%

Other Businesses

Since the fourth quarter of 2020, our other businesses segment has been transitioning to “Noah Digital Intelligence”, aiming to diversify distribution channels beyond our wealth management, and to provide more comprehensive services and investment products.

Ms. Jingbo Wang, co-founder and CEO of Noah, said, “It has been two years since we started the paradigm transformation in the third quarter of 2019. We are happy to report continued strong growth year-over-year in diamond and black card client numbers and all major revenue streams in the second quarter of 2021. Our net revenues grew 20.3% year-on-year to RMB899.4 million, and non-GAAP net income grew 7.5% year-on-year to RMB337.0 million in this quarter, supported by that fact that one-time commissions, recurring service fees and performance-based income were up 94.7%, 5.2% and 34.7% year-on-year respectively. A significant milestone we achieved in this quarter is that we have completed the redemption and distribution of all single counter-party private credit products, except for partial Camsing and Huishan products. Another encouraging signal is that the number of black card clients increased by 11.3% to 1,104 as of June 30, 2021, indicating the fastest growth of our ultra-high-net-worth clients since the transformation. In addition, by strategically investing in iCapital Network, we hope to continue improving our competitiveness overseas.”

SECOND QUARTER 2021 FINANCIAL RESULTS

Net Revenues

Net revenues for the second quarter of 2021 were RMB899.4 million (US$139.3 million), a 20.3% increase from the corresponding period in 2020, primarily driven by increased one-time commissions as well as recurring service fees, partially offset by decreased other service fees.

•	Wealth Management Business

•	Net revenues from one-time commissions for the second quarter of 2021 were RMB215.3 million (US$33.4 million), a 70.9% increase from the corresponding period in 2020, primarily due to increased transaction value as well as the distribution of higher one-time commission rates products.

•	Net revenues from recurring service fees for the second quarter of 2021 were RMB340.0 million (US$52.7 million), a 9.6% increase from the corresponding period in 2020, mainly due to cumulative effect of investment products with recurring service fees previously distributed.

•	Net revenues from performance-based income for the second quarter of 2021 were RMB55.6 million (US$8.6 million), a 25.3% decrease from the corresponding period of 2020, primarily due to less performance-based income from public securities products.

5  The asset distribution/redemption of public securities also includes market appreciation or depreciation.

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•	Net revenues from other service fees for the second quarter of 2021 were RMB14.6 million (US$2.3 million), a 54.5% decrease from the corresponding period in 2020, primarily due to less value-added services Noah offers to its high net worth clients during the COVID-19 epidemic.

•	Asset Management Business

•	Net revenues from recurring service fees for the second quarter of 2021 were RMB158.5 million (US$24.5 million), a 3.4% decrease from the corresponding period in 2020.

•	Net revenues from performance-based income for the second quarter of 2021 were RMB66.3 million (US$10.3 million), a 311.8% increase from the corresponding period in 2020, primarily due to an increase in performance-based income from real estate products and offshore private equity products.

•	Other Businesses

•	Net revenues for the second quarter of 2021 were RMB17.5 million (US$2.7 million), a 23.9% decrease from the corresponding period in 2020. The decrease was primarily due to reduced loan origination since the second half of 2020 as well as the ongoing impact of COVID-19.

Operating Costs and Expenses

Operating costs and expenses for the second quarter of 2021 were RMB564.0 million (US$87.4 million), a 31.8% increase from the corresponding period in 2020. Operating costs and expenses primarily consisted of compensation and benefits of RMB395.8 million (US$61.3 million), selling expenses of RMB99.5 million (US$15.4 million), general and administrative expenses of RMB77.9 million (US$12.1 million), provision of credit losses of RMB2.1 million (US$0.3 million) and other operating expenses of RMB28.1 million (US$4.3 million).

•	Operating costs and expenses for the wealth management business for the second quarter of 2021 were RMB448.9 million (US$69.5 million), a 29.7% increase from the corresponding period in 2020, primarily due to an increase in compensation and benefits in line with increased transaction value and selling expenses.

•	Operating costs and expenses for the asset management business for the second quarter of 2021 were RMB83.4 million (US$12.9 million), a 3.2% increase from the corresponding period in 2020, primarily due to increased compensation and benefits as well as expenses and offset by more government grants received.

•	Operating costs and expenses for other businesses for the second quarter of 2021 were RMB31.7 million (US$4.9 million), compared with RMB0.8 million from the corresponding period in 2020, primarily due to increased depreciation expenses for our newly purchased headquarter buildings as well as less government grants received compared with corresponding period in 2020.

Operating Margin

Operating margin for the second quarter of 2021 was 37.3%, decreased from 42.7% for the corresponding period in 2020.

•	Operating margin for the wealth management business for the second quarter of 2021 was 28.2%, compared with 36.2% for the corresponding period in 2020, due to less expenses incurred in the first half year of 2020 due to the COVID-19 pandemic as well as private equity products distribution business transferred to asset management business.

•	Operating margin for the asset management business for the second quarter of 2021 was 67.4%, compared with 55.5% for the corresponding period in 2020, due to revenue recognition of private equity products transferred from wealth management business to asset management business since the fourth quarter of 2020 as well as more performance-based income in this quarter.

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•	Loss from operation for other businesses for the second quarter of 2021 was RMB14.1 million (US$2.2 million), compared with an operating income of RMB22.1 million for the corresponding period in 2020.

Investment Income

Investment income for the second quarter of 2021 was RMB3.5 million (US$0.5 million), compared with RMB4.7 million for the corresponding period in 2020.

Income Tax Expenses

Income tax expenses for the second quarter of 2021 were RMB68.7 million (US$10.6 million), an 11.7% decrease from the corresponding period in 2020, primarily due to less taxable income.

Income from Equity in Affiliates

Income from equity in affiliates for the second quarter of 2021 was RMB53.4 million (US$8.3 million), a 31.3% increase from the corresponding period in 2020, primarily due to the increase of net income of the funds of funds we manage and invest in as the general partner or manager.

Net Income

•	Net Income

•	Net income for the second quarter of 2021 was RMB308.0 million (US$47.7 million), a 2.0% increase from the corresponding period in 2020.

•	Net margin for the second quarter of 2021 was 34.2%, down from 40.4% for the corresponding period in 2020.

•	Net income attributable to Noah shareholders for the second quarter of 2021 was RMB305.5 million (US$47.3 million), a 2.0% increase from the corresponding period in 2020.

•	Net margin attributable to Noah shareholders for the second quarter of 2021 was 34.0%, down from 40.1% for the corresponding period in 2020.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the second quarter of 2021 was RMB4.56 (US$0.71) and RMB4.53 (US$0.70), respectively, down from RMB4.86 and RMB4.84 respectively, for the corresponding period in 2020.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the second quarter of 2021 was RMB337.0 million (US$52.2 million), a 7.5% increase from the corresponding period in 2020.

•	Non-GAAP net margin attributable to Noah shareholders for the second quarter of 2021 was 37.5%, compared with 42.0% for the corresponding period in 2020.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the second quarter of 2021 was RMB5.00 (US$0.77), down from RMB5.06 for the corresponding period in 2020.

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Balance Sheet and Cash Flow

As of June 30, 2021, the Company had RMB2,686.4 million (US$416.1 million) in cash and cash equivalents, compared with RMB4,904.3 million as of March 31, 2021 and RMB4,170.7 million as of June 30, 2020.

Net cash inflow from the Company’s operating activities during the second quarter of 2021 was RMB5.7 million (US$0.9 million), primarily due to cash inflow generated from operating profit and partially offset by annual payment of employee annual bonuses and annual tax filing in the second quarter.

Net cash outflow from the Company’s investing activities during the second quarter of 2021 was RMB2,201.5 million (US$341.0 million), primarily due to cash payment for the acquisition of our new headquarter in the second quarter.

Net cash outflow from the Company’s financing activities was RMB9.9 million (US$1.5 million) in the second quarter of 2021, primarily due to certain capital divestment and dividend distribution to certain of non-controlling interest shareholders.

2021 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2021 will be in the range of RMB1.2 billion to RMB1.3 billion. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s second quarter 2021 unaudited financial results and recent business activities.

The conference call may be accessed with the following details:

Conference call details
Date/Time:	Tuesday, August 17, 2021 at 8:00 p.m., U.S. Eastern Time Wednesday, August 18, 2021 at 8:00 a.m., Hong Kong Time
Dial in details:
- United States Toll Free	+1-888-317-6003
- Mainland China Toll Free	4001-206-115
- Hong Kong Toll Free	800-963-976
- International	+1-412-317-6061
Conference Title:	Noah Holdings 2Q21 Earnings Conference Call
Participant Password:	7553238

A telephone replay will be available starting one hour after the end of the conference call until August 24, 2021 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10159207.

A live and archived webcast of the conference call will be available at Noah's investor relations website under the Announcements & Events section at http://ir.noahgroup.com.

DISCUSSION OF NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation, non-recurring share-based settlement expenses and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

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The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors. In the first half of 2021, Noah distributed RMB52.1 billion (US$8.1 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB155.9 billion (US$24.1 billion) as of June 30, 2021.

Noah’s wealth management business primarily distributes private equity, private secondary, mutual fund and other products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,268 relationship managers in 81 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong, Taiwan, United States and Singapore. The Company’s wealth management business had 397,235 registered clients as of June 30, 2021. As a leading multi-asset manager in China, Gopher Asset Management manages private equity, real estate, public securities, multi-strategy and other investments denominated in RMB and other currencies. The Company also provides other businesses.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the second quarter of 2021 ended June 30, 2021 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.4566 to US$1.00, the effective noon buying rate for June 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

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SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2021 and quotations from management in this announcement, as well as Noah's strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Sonia Han

Tel: +86-21-8035-8294

ir@noahgroup.com

____________________________________

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

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Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

	As of
	March 31,	June 30,	June 30,
	2021	2021	2021
	RMB'000	RMB'000	USD'000
Assets
Current assets:
Cash and cash equivalents	4,904,316	2,686,422	416,074
Restricted cash	9,995	10,067	1,559
Short-term investments	143,140	96,050	14,876
Accounts receivable, net	444,421	470,265	72,835
Loans receivable, net	407,595	515,194	79,793
Amounts due from related parties	715,396	643,972	99,739
Other current assets	203,938	239,997	37,171
Total current assets	6,828,801	4,661,967	722,047
Long-term investments, net	556,166	554,280	85,847
Investment in affiliates	1,268,909	1,258,829	194,968
Property and equipment, net	235,974	2,642,584	409,284
Operating lease right-of-use assets, net	268,395	256,597	39,742
Deferred tax assets	223,783	223,801	34,662
Other non-current assets	214,807	199,232	30,858
Total Assets	9,596,835	9,797,290	1,517,408
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	844,021	491,716	76,157
Income tax payable	244,518	84,675	13,114
Deferred revenues	85,143	96,523	14,950
Contingent liabilities	532,612	460,315	71,294
Other current liabilities	448,127	554,383	85,863
Total current liabilities	2,154,421	1,687,612	261,378
Operating lease liabilities, non-current	180,308	169,167	26,201
Deferred tax liabilities	46,139	241,084	37,339
Other non-current liabilities	844	109,134	16,903
Total Liabilities	2,381,712	2,206,997	341,821
Equity	7,215,123	7,590,293	1,175,587
Total Liabilities and Equity	9,596,835	9,797,290	1,517,408

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Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB'000, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	June 30,	June 30,	June 30,
	2020	2021	2021	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	117,085	195,891	30,340	67.3%
Recurring service fees	152,253	218,988	33,917	43.8%
Performance-based income	57,206	46,468	7,197	(18.8)%
Other service fees	56,197	32,283	5,000	(42.6)%
Total revenues from others	382,741	493,630	76,454	29.0%
Revenues from funds Gopher manages:
One-time commissions	10,431	52,377	8,112	402.1%
Recurring service fees	324,174	282,333	43,728	(12.9)%
Performance-based income	33,766	76,101	11,787	125.4%
Total revenues from funds Gopher manages	368,371	410,811	63,627	11.5%
Total revenues	751,112	904,441	140,081	20.4%
Less: VAT related surcharges	(3,674)	(5,052)	(782)	37.5%
Net revenues	747,438	899,389	139,299	20.3%
Operating costs and expenses:
Compensation and benefits
Relationship managers	(113,044)	(153,275)	(23,739)	35.6%
Others	(217,805)	(242,507)	(37,560)	11.3%
Total compensation and benefits	(330,849)	(395,782)	(61,299)	19.6%
Selling expenses	(62,622)	(99,463)	(15,405)	58.8%
General and administrative expenses	(68,502)	(77,892)	(12,064)	13.7%
Provision for credit losses	(1,897)	(2,112)	(327)	11.3%
Other operating expenses	(20,715)	(28,082)	(4,349)	35.6%
Government grants	56,651	39,300	6,087	(30.6)%
Total operating costs and expenses	(427,934)	(564,031)	(87,357)	31.8%
Income from operations	319,504	335,358	51,942	5.0%
Other income:
Interest income	10,530	18,212	2,821	73.0%
Investment income	4,711	3,487	540	(26.0)%
Settlement expenses	-	(19,190)	(2,972)	N.A.
Other income (expenses)	4,298	(14,617)	(2,264)	N.A.
Total other income (expenses)	19,539	(12,108)	(1,875)	N.A.
Income before taxes and income from equity in affiliates	339,043	323,250	50,067	(4.7)%
Income tax expense	(77,810)	(68,720)	(10,643)	(11.7)%
Income from equity in affiliates	40,693	53,420	8,274	31.3%
Net income	301,926	307,950	47,698	2.0%
Less: net income attributable to non-controlling interests	2,285	2,424	375	6.1%.
Net income attributable to Noah shareholders	299,641	305,526	47,323	2.0%
Income per ADS, basic	4.86	4.56	0.71	(6.2)%
Income per ADS, diluted	4.84	4.53	0.70	(6.4)%

Margin analysis:
Operating margin	42.7%	37.3%	37.3%
Net margin	40.4%	34.2%	34.2%

Weighted average ADS equivalent[1]:

Basic	61,661,522	66,993,114	66,993,114
Diluted	61,921,913	67,449,200	67,449,200
ADS equivalent outstanding at end of period	61,698,055	60,080,070	60,080,070

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB'000, except for USD data, per ADS data and percentages)

(unaudited)

	Six months ended
	June 30,	June 30,	June 30,
	2020	2021	2021	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	324,270	474,595	73,505	46.4%
Recurring service fees	300,710	439,501	68,070	46.2%
Performance-based income	71,824	322,992	50,025	349.7%
Other service fees	122,805	55,996	8,673	(54.4)%
Total revenues from others	819,609	1,293,084	200,273	57.8%
Revenues from funds Gopher manages:
One-time commissions	15,180	98,523	15,259	549.0%
Recurring service fees	627,624	539,030	83,485	(14.1)%
Performance-based income	38,941	204,657	31,697	425.6%
Total revenues from funds Gopher manages	681,745	842,210	130,441	23.5%
Total revenues	1,501,354	2,135,294	330,714	42.2%
Less: VAT related surcharges	(7,799)	(11,169)	(1,730)	43.2%
Net revenues	1,493,555	2,124,125	328,984	42.2%
Operating costs and expenses:
Compensation and benefits
Relationship managers	(283,096)	(360,147)	(55,780)	27.2%
Others	(412,592)	(617,760)	(95,679)	49.7%
Total compensation and benefits	(695,688)	(977,907)	(151,459)	40.6%
Selling expenses	(107,162)	(182,918)	(28,330)	70.7%
General and administrative expenses	(132,187)	(158,177)	(24,498)	19.7%
Provision for credit losses	(4,706)	(5,519)	(855)	17.3%
Other operating expenses	(53,332)	(55,170)	(8,545)	3.4%
Government grants	75,286	93,314	14,452	23.9%
Total operating costs and expenses	(917,789)	(1,286,377)	(199,235)	40.2%
Income from operations	575,766	837,748	129,749	45.5%
Other income:
Interest income	32,700	41,139	6,372	25.8%
Investment income	22,277	37,848	5,862	69.9%
Settlement expenses	-	(19,190)	(2,972)	N.A.
Other income (expense)	5,156	(15,103)	(2,339)	N.A.
Total other income	60,133	44,694	6,923	(25.7)%
Income before taxes and income from equity in affiliates	635,899	882,442	136,672	38.8%
Income tax expense	(146,086)	(198,566)	(30,754)	35.9%
Income from equity in affiliates	55,769	76,933	11,915	37.9%
Net income	545,582	760,809	117,833	39.4%
Less: net income attributable to non-controlling interests	2,916	1,190	184	(59.2)%
Net income attributable to Noah shareholders	542,666	759,619	117,649	40.0%
Income per ADS, basic	8.80	11.33	1.75	28.8%
Income per ADS, diluted	8.76	11.25	1.74	28.4%

Margin analysis:
Operating margin	38.6%	39.4%	39.4%
Net margin	36.5%	35.8%	35.8%

Weighted average ADS equivalent[1]:
Basic	61,640,688	67,042,174	67,042,174
Diluted	61,949,755	67,497,514	67,497,514
ADS equivalent outstanding at end of period	61,698,055	60,080,070	60,080,070

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	June 30,	June 30,	June 30,
	2020	2021	2021	Change
	RMB'000	RMB'000	USD'000
Net income	301,926	307,950	47,698	2.0%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(7,160)	(22,809)	(3,533)	218.6%
Fair value fluctuation of available for sale Investment (after tax)	775	134	21	(82.7)%
Comprehensive income	295,541	285,275	44,186	(3.5)%
Less: Comprehensive income attributable to non-controlling interests	2,326	2,411	373	3.7%
Comprehensive income attributable to Noah shareholders	293,215	282,864	43,813	(3.5)%

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Six months ended
	June 30,	June 30,	June 30,
	2020	2021	2021	Change
	RMB'000	RMB'000	USD'000
Net income	545,582	760,809	117,833	39.4%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	30,159	(14,400)	(2,230)	N.A.
Fair value fluctuation of available for sale Investment (after tax)	771	134	21	(82.6)%
Comprehensive income	576,512	746,543	115,624	29.5%
Less: Comprehensive income attributable to non-controlling interests	2,952	1,210	187	(59.0)%
Comprehensive income attributable to Noah shareholders	573,560	745,333	115,437	29.9%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	June 30, 2020	June 30, 2021	Change
Number of registered clients	332,157	397,235	19.6%
Number of relationship managers	1,196	1,268	6.0%
Number of cities in mainland China under coverage	78	81	3.8%

	Three months ended
	June 30, 2020	June 30, 2021	Change

	(in millions of RMB, except number of active clients and percentages)
Number of active clients	3,367	4,676	38.9%
Number of active clients including mutual fund clients	14,703	20,290	38.0%
Transaction value:
Private equity products	2,551	6,472	153.7%
Private secondary products	7,162	7,708	7.6%
Mutual fund products	10,809	9,375	(13.3)%
Other products	921	1,446	57.0%
Total transaction value	21,443	25,001	16.6%

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended June 30, 2021
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others
One-time commissions	195,891	-	-	195,891
Recurring service fees	218,988	-	-	218,988
Performance-based income	46,468	-	-	46,468
Other service fees	14,665	-	17,618	32,283
Total revenues from others	476,012	-	17,618	493,630
Revenues from funds Gopher manages
One-time commissions	20,705	31,672	-	52,377
Recurring service fees	123,031	159,302	-	282,333
Performance-based income	9,507	66,594	-	76,101
Total revenues from funds Gopher manages	153,243	257,568	-	410,811
Total revenues	629,255	257,568	17,618	904,441
Less: VAT related surcharges	(3,665)	(1,299)	(88)	(5,052)
Net revenues	625,590	256,269	17,530	899,389
Operating costs and expenses:
Compensation and benefits
Relationship managers	(149,874)	(3,401)	-	(153,275)
Others	(154,463)	(74,017)	(14,027)	(242,507)
Total compensation and benefits	(304,337)	(77,418)	(14,027)	(395,782)
Selling expenses	(82,726)	(10,496)	(6,241)	(99,463)
General and administrative expenses	(54,091)	(16,676)	(7,125)	(77,892)
Provision for credit losses	-	-	(2,112)	(2,112)
Other operating expenses	(12,758)	(1,424)	(13,900)	(28,082)
Government grants	4,997	22,579	11,724	39,300
Total operating costs and expenses	(448,915)	(83,435)	(31,681)	(564,031)
Income (loss) from operations	176,675	172,834	(14,151)	335,358

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended June 30, 2020
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	116,719	366	-	117,085
Recurring service fees	151,607	646	-	152,253
Performance-based income	57,206	-	-	57,206
Other service fees	32,163	627	23,407	56,197
Total revenues from others	357,695	1,639	23,407	382,741
Revenues from funds Gopher manages
One-time commissions	9,860	571	-	10,431
Recurring service fees	160,202	163,972	-	324,174
Performance-based income	17,613	16,153	-	33,766
Total revenues from funds Gopher manages	187,675	180,696	-	368,371
Total revenues	545,370	182,335	23,407	751,112
Less: VAT related surcharges	(2,560)	(693)	(421)	(3,674)
Net revenues	542,810	181,642	22,986	747,438
Operating costs and expenses:
Compensation and benefits
Relationship managers	(113,044)	-	-	(113,044)
Others	(129,238)	(70,395)	(18,172)	(217,805)
Total compensation and benefits	(242,282)	(70,395)	(18,172)	(330,849)
Selling expenses	(49,302)	(8,407)	(4,913)	(62,622)
General and administrative expenses	(51,735)	(12,994)	(3,773)	(68,502)
Provision for credit losses	-	-	(1,897)	(1,897)
Other operating expenses	(17,796)	(1,614)	(1,305)	(20,715)
Government grants	14,868	12,549	29,234	56,651
Total operating costs and expenses	(346,247)	(80,861)	(826)	(427,934)
Income from operations	196,563	100,781	22,160	319,504

Noah Holdings Limited

Supplement Revenue Information by Geography

(unaudited)

	Three months ended June 30, 2021
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Mainland China	450,226	209,183	17,618	677,027
Hong Kong	143,309	38,942	-	182,251
Others	35,720	9,443	-	45,163
Total revenues	629,255	257,568	17,618	904,441

	Three months ended June 30, 2020
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Mainland China	392,284	150,489	23,407	566,180
Hong Kong	121,176	28,052	-	149,228
Others	31,910	3,794	-	35,704
Total revenues	545,370	182,335	23,407	751,112

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Three months ended
	June 30,	June 30,
	2020	2021	Change
	RMB'000	RMB'000
Net income attributable to Noah shareholders	299,641	305,526	2.0%
Adjustment for share-based compensation	18,106	16,034	(11.4)%
Add: settlement expense	-	19,190	N.A.
Less: tax effect of adjustments	4,193	3,720	(11.3)%
Adjusted net income attributable to Noah shareholders (non-GAAP)	313,554	337,030	7.5%

Net margin attributable to Noah shareholders	40.1%	34.0%
Non-GAAP net margin attributable to Noah shareholders	42.0%	37.5%
Net income attributable to Noah shareholders per ADS, diluted	4.84	4.53	(6.4)%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	5.06	5.00	(1.2)%

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Six months ended
	June 30,	June 30,
	2020	2021	Change
	RMB'000	RMB'000
Net income attributable to Noah shareholders	542,666	759,619	40.0%
Adjustment for share-based compensation	36,397	26,178	(28.1)%
Add: settlement expense	-	19,190	N.A.
Less: tax effect of adjustments	8,428	6,074	(27.9)%
Adjusted net income attributable to Noah shareholders (non-GAAP)	570,635	798,913	40.0%

Net margin attributable to Noah shareholders	36.3%	35.8%
Non-GAAP net margin attributable to Noah shareholders	38.2%	37.6%
Net income attributable to Noah shareholders per ADS, diluted	8.76	11.25	28.4%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	9.21	11.84	28.6%